Exhibit 99.2

Proxy Statement in Accordance with the Companies Regulations (Voting in Writing and Position Notices), 5766 - 2005 (the “Regulations”)

1.	Company name: Mazor Robotics Ltd.

2.
Type, date and location of the general shareholders’ meeting: An Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Mazor Robotics Ltd. (the “Company”) will be held at CBLS, Law Offices at Azrieli Center, Square Tower, 35th floor, Tel-Aviv, on October 8, 2015, at 4:00 p.m. Israel time.

3.	The topics on the agenda for which votes may be delivered by proxy statement (the “Proposals”):

3.1.
To consider and act upon a proposal to approve the appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company for year ending December 31, 2015, and until the next Annual General Meeting of the Shareholders of the Company, and to receive information regarding their remuneration;

3.2.
To consider and act upon a proposal to re-elect Messrs. Jonathan Adereth, Ori Hadomi, and Michael Berman and Ms. Sarit Soccary Ben-Yochanan, to hold office as directors for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders;

3.3.
To approve a grant of options to purchase up to 60,000 of the Company’s ordinary shares (the ”Options”) to Mr. Ori Hadomi, the Company’s Chief Executive Officer (the “CEO”). The Options shall vest and become exercisable in accordance with a four (4) year vesting schedule, commencing on the date of grant, so that upon the lapse of twenty four (24) months from the date of grant, fifty percent (50%) of the shares underlying the Options shall vest, and thereafter, upon the lapse of each calendar quarter, six point twenty five percent (6.25%) of the shares underlying the Options shall vest. The exercise price of the Options is NIS 26.99 each, non-linked, which reflects the higher of (i) the average of the closing price per share in the Tel Aviv Stock Exchange during the 30 days preceding the date of the Board of Directors’ resolution to grant the Options to the CEO (the “Board Resolution”), or (ii) the closing price per share on the day prior the date of the Board Resolution.

4.
Location and times where the full text of the proposed resolutions may be viewed: The full text of the proposed resolutions may be viewed at the Company’s registered office, Sunday to Thursday from 9:00 AM to 5:00 PM, following advance coordination with Mr. Ran Grinshtein, Controller, at telephone no. 972-4-6187100, until the convention date of the Meeting, and also in the immediate report published regarding the convention of the aforementioned Meeting, as it appears on the website of the Israel Securities Authority at www.magna.isa.gov.il.

5.	Majority required to pass the resolutions on the agenda, for which voting may be submitted by a proxy statement:

5.1.
Each of Proposals 3.1 and 3.2 described above pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter an “Simple Majority”).

5.2.
Proposal 3.3 described above pursuant to the Companies Law, require the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

The above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the Company or shareholders who do not have a “Personal Interest” (as such term is defined hereinafter) in the approval of the proposal who participate in the vote (abstentions will not be taken into account); or the total number of votes of the shareholders referred to above that are voted against the proposed resolution does not exceed two percent (2%) of the Company`s total voting rights. “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer and exclusive of a personal interest that stems from the fact of holding shares in the Company, including the personal interest of a person who votes by virtue of a power of attorney given him by another person, even if the other person does not have a personal interest, and the vote of a person who was given a power of attorney by a person who has a personal interest shall also be deemed the vote of a person with a personal interest, irrespective of whether the person who votes has or does not have direction.

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with the proposal to approve a grant of options to the Company’s CEO as stated above (please see the definition of the term “Personal Interest” hereinabove). If any shareholder casting a vote in connection thereto does not notify us as to whether or not they have a Personal Interest with respect to the proposal, their vote will be disqualified.

6.
Validity of proxy statements: A proxy statement will be valid only if the following documents have been attached to it, and if it has been delivered to the Company (including by means of registered mail) no less than six hours before the date of the Meeting (the “System Lock Time”):

6.1.	If the shareholder is unregistered: attachment of unregistered shareholder’s authorization of ownership.

6.2.	If the shareholder is registered in the Company’s books: attachment of a photocopy of an ID card, passport or certificate of incorporation.

An  unregistered shareholder may vote through the electronic voting system. Voting through the electronic voting system will be allowed until six hours before the meeting. A proxy statement which has not been delivered in accordance with the instructions specified in this Section until the System Lock Time will be invalid. For this purpose, the “Delivery Time” will be the time on which the proxy statement and attached documents are delivered to the Company’s offices.

7.	Address for delivery of proxy statements and position notices: The Company’s registered office at HaEshel 7, Caesarea, Israel.

8.
Deadlines for delivery of proxy statements and position notices: The deadline for delivery of shareholders’ position notices to the Company is September 18, 2015. The deadline for delivery of proxy statements is 6 hours before the date of the Meeting; in other words, October 8, 2015, at 10:00 a.m. The deadline for delivery of a position notice by the Company regarding the response of the Company’s Board of Directors to the position notices submitted by the shareholders is October 24, 2015.

9.	Web addresses of the distribution site and stock exchange site where proxy statements and position notices may be found: www.magna.isa.gov.il and www.maya.tase.co.il, respectively.

10.
Receiving proxy statements and position notices: Unregistered shareholders are entitled to receive by e-mail (to the address held by the stock exchange member), at no charge, a link to the text of the proxy statements and position notices on the distribution site, by the stock exchange member through which they holds its shares, unless they have notified the stock exchange member that they are not interested in receiving the aforementioned link, or that they are interested in receiving proxy statements by regular mail for a fee. The aforementioned regarding proxy statements will also apply regarding receipt of position notices.

11.
Viewing proxy statements: One or more shareholders who hold, on the Determining Date, shares at a rate equal to five percent (5%) or more of all voting rights in the Company, and those holding the same rate out of the total voting rights not held by the Company’s controlling shareholder, as defined in Section 268 of the Companies Law, will be entitled, whether on their own or by means of a proxy acting on their behalf, after convention of the Meeting, to view the proxy statements at the Company’s office (whose address is specified in Section 8 above), during conventional working hours, as specified in Regulation 10(A) of the Regulations.

The number of shares which constitute 5% of the total voting rights in the Company is 42,337,693 ordinary shares of NIS 0.01 par value each of the Company.

12.
In accordance with and subject to the provisions of the Companies Law and the Regulations, the Company may, after the date of publication of this written proxy, make changes to the agenda topics (including adding a topic), and position notices regarding the resolution on the agenda may be published. As such changes are made and/or position notices published, it will be possible to review them in the Company's reports on the distribution site.

Revised proxy as needed due to changes in resolutions on the agenda, will be published by the Company on the distribution site concurrently with the publication of changes in such decisions, no later than the dates specified in Section 5b in the Companies Regulations (Notice of a General Meeting and a Class Meeting in a Public Company), 5760-2000.

Proxy Statement – Part B

Company name: Mazor Robotics Ltd., public company no. 51-300904-3

Company address (for submission and delivery of proxy statements):  HaEshel 7, Caesarea, Israel

Meeting date: October 8, 2015 at: 4:00 p.m. (Israel Time).

Meeting type: Annual and Extraordinary General Meeting (the “Meeting”).

Determining date for ownership of shares with regards to voting rights in the Meeting: September 8, 2015.

Shareholder Details

Shareholder Name: ___________________

ID no.: ______________________

For shareholders who are not in possession of an Israeli ID card:

Passport no.: ______________________

Country of Issue: ______________________

Valid Until: _______________________

For shareholders that are corporations:

Corporation no. : _____________________

Country of Incorporation: ___________________

Manner of Voting:

	Agenda Topic	Manner of Voting			Do you have a personal interest in this resolution*
		For	Abstain	Against	Yes*	No
1.
Appointment of Somekh Chaikin, certified public accountants (Israel), a member of KPMG international, as independent public accountants of the company and to receive information regarding the remuneration.

2.	Re-election of Directors:
Mr. Jonathan Adereth
Mr. Ori Hadomi
Mr. Michael Berman
Ms. Sarit Soccary Ben-Yochanan
3.	Approval of a grant of 60,000 Options to the CEO

Mark X or V clearly in the appropriate column, in accordance with your voting decision. Non-marking will be considered as an abstention from voting on that topic.

Details:

Following are the details concerning my personal interest in matters on the agenda.

Date	Signature

For shareholders holding shares through a stock exchange member (in accordance with Section 177(1) of the Companies Law, 5799 - 1999), this proxy statement is only valid when accompanied by an authorization of ownership.

For shareholders registered in the Company’s shareholder registry – this proxy statement will only be valid when accompanied by a photocopy of an ID / passport / certificate of incorporation.

*The vote of a shareholder who will not fill in this column or indicate “Yes” without details, will not be taken into account.